SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of

 1934

December 06, 2017

Commission File Number 001-14978

 SMITH & NEPHEW plc

(Registrant's name)

 15 Adam Street

London, England WC2N 6LA

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F

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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X

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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X

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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the

Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of

1934.]

Yes                  No X

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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith & Nephew completes acquisition of tissue regeneration developer Rotation Medical Inc.

6 December 2017

Smith & Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces it has completed the acquisition of Rotation Medical Inc., the developer of a novel tissue regeneration technology for shoulder rotator cuff repair, supporting the Company's strategy to invest in innovative technologies that meet unmet clinical needs.

The acquisition cost is $125 million and up to a further $85 million over the next five years, contingent on financial performance.

The Rotation Medical Rotator Cuff System incorporates a breakthrough technology and technique that balances biomechanics and biology to enhance the body's natural healing response. The bioinductive implant helps tendons heal by inducing growth of new tendon-like tissue, offering the potential to prevent tear progression and reduce the incidence of re-tears. There are more than 650,000 rotator cuff procedures taking place annually in the US growing at a rate of 5-6% per annum1.

The system is highly complementary to Smith & Nephew's existing portfolio of shoulder repair technologies to supplement repairs of more complex tears. It will be sold through Smith & Nephew's larger sports medicine sales force and the integrated Rotation Medical sales team. It has 510(k) clearance for sale in the US and a filing is being prepared for approval in the EU.

References

1.        Millennium Research Group, Inc. Published in: Sports Medicine Devices, US, 2016

- ends -

Enquiries

Investors Ingeborg ØieSmith & Nephew Media	+44(0)20 7960 2285
Charles ReynoldsSmith & Nephew	+44(0)1923 477314
Ben Atwell / Simon ConwayFTI Strategic Consulting	+44(0)20 3727 1000

About Smith & Nephew

Smith & Nephew is a global medical technology business dedicated to helping healthcare professionals improve people's lives. With leadership positions in Orthopaedic Reconstruction, Advanced Wound Management, Sports Medicine and Trauma & Extremities, Smith & Nephew has more than 15,000 employees and a presence in more than 100 countries. Annual sales in 2016 were almost $4.7 billion. Smith & Nephew is a member of the FTSE100 (LSE:SN, NYSE:SNN).

For more information about Smith & Nephew, please visit our website www.smith-nephew.com, follow @SmithNephewplc on Twitter or visit SmithNephewplc on Facebook.com.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith & Nephew, these factors include: economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith & Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith & Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith & Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith & Nephew are qualified by this caution. Smith & Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith & Nephew's expectations.

◊ Trademark of Smith & Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc

(Registrant)

Date: December 06, 2017

By: /s/ Susan Swabey

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Susan Swabey

Company Secretary